SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation

Quarterly Electricity Sales Report

	Electricity Sold (In gigawatt hours)			Revenue from the Sale of Electricity (In billions of Won)
Demand by Type of Usage	3Q 2016 (Jan.-Sep.)	3Q 2017 (Jan.-Sep.)	YoY Change (%)	3Q 2016 (Jan.-Sep.)	3Q 2017 (Jan.-Sep.)	YoY Change (%)
Residential	51,962	52,065	0.2	6,434	5,723	-11.1
Commercial	83,248	84,784	1.8	10,878	11,106	2.1
Educational	6,062	6,192	2.1	679	645	-4.9
Industrial	208,270	214,301	2.9	22,174	22,987	3.7
Agricultural	12,385	12,732	2.8	590	610	3.4
Street-lighting	2,516	2,591	3.0	291	300	3.0
Overnight Power	10,256	9,639	-6.0	688	644	-6.3

Total	374,699	382,304	2.0	41,734	42,015	0.7

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received there from (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the preliminary internal estimates of KEPCO as of the relevant meter reading periods and do not include electricity sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: November 8, 2017